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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

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                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             (Amendment No. 1)*

                      The Estee Lauder Companies Inc.
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                              (Name of Issuer)

        Class A Common Stock,                      518439 10 4
      par value $.01 per share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


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 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on Following Pages
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 CUSIP No.       518439 10 4            13G           Page  2 of 9


      1       NAME OF REPORTING        Ronald S. Lauder
              PERSONS:

              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE
              PERSONS:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP:*                                             (a) [_]
                                                                  (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  United States of America
              ORGANIZATION:


    NUMBER OF     5  SOLE VOTING POWER:      32,598,658
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    16,765,779
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        12,015,043
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      40,099,394
                     POWER:

      9       AGGREGATE AMOUNT               52,114,437 ** SEE ITEM 4
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          N/A
              EXCLUDES CERTAIN SHARES:*                             [_]


      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     60.4%
              (9):                                              ** SEE ITEM 4

      12      TYPE OF REPORTING        IN
              PERSON:


*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     ITEM 1.  IDENTITY OF ISSUER

            (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

            (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

     ITEM 2.  IDENTITY OF PERSON FILING

            (a) - (c) This report is being filed by Ronald S. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

            (d) - (e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

     ITEM 3.

            Not Applicable.


     ITEM 4. OWNERSHIP

            (a) The Reporting Person beneficially owns 52,114,437 shares of Class A Common Stock as follows: (i) 17,513,615 shares of Class A Common Stock and 17,831,861 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person; (ii) 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 8,163,253 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (iv) 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; and (vi) 315,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation. The Reporting Person disclaims beneficial ownership of
                      (i) 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation;
                      (ii) 315,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (iii) 1,591 shares of Class A Common Stock and the 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

                      The Reporting Person has a short position of 8,333,333 shares of Class A Common Stock. The 17,513,615 shares of Class A Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the




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                      following loans: (i) 4,320,434 shares of Class A
                      Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane
                      Lauder u/a/d December 15, 1976 created by Estee
                      Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trusts"); (ii) 2,315,406 shares of
                      Class A Common Stock borrowed from Richard D.
                      Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trusts"); and (iii) 1,697,493 shares of Class A
                      Common Stock borrowed from Leonard A. Lauder. In addition, the 17,513,615 shares of Class A Common
                      Stock and the 17,831,861 shares of Class B Common
                      Stock held directly by the Reporting Person include 9,180,282 shares of Class A Common Stock and 5,820,000 shares of Class B Common Stock, respectively, pledged to Morgan Guaranty Trust Company of New York ("Morgan") as collateral for a credit facility. The Reporting Person granted Leonard A. Lauder a proxy with respect to 2,750,000 shares of Class A Common Stock in connection with a loan of 5,500,000 shares of Class A Common Stock from Leonard A. Lauder to The Estee
                      Lauder 1994 Trust, which proxy terminates automatically upon repayment of the loan. As a result, upon repayment of the 5,500,000 shares of Class A Common Stock by The Estee Lauder 1994 Trust to Leonard A. Lauder, the Reporting Person's aggregate beneficial ownership of 8,163,253 shares of Class A Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust would decrease by 5,500,000 shares to 2,663,253 shares of Class A
                      Common Stock, but the Reporting Person's aggregate voting power would only decrease by 2,750,000 shares of Class A Common Stock because the 2,750,000 shares of Class A Common Stock subject to the proxy granted to Leonard A. Lauder would terminate.

            (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 52,114,437 shares of Class A Common Stock, which would constitute 60.4% of the number of shares of Class A Common Stock outstanding. Assuming repayment of the 5,500,000 shares of Class A Common Stock by The Estee Lauder 1994 Trust to Leonard A. Lauder, the Reporting Person would beneficially own 46,614,437 shares of Class A Common Stock, which would constitute 54.0% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 23,512,982 shares of Class A Common Stock and the 25,851,455 shares of Class B Common Stock for which the Reporting Person has voting power constitute 44.8% of the aggregate voting power of the Issuer. Assuming repayment of the 5,500,000 shares of Class A Common Stock by The Estee Lauder 1994 Trust to Leonard A. Lauder, the 20,762,982 shares of Class A Common Stock and the 25,851,455 shares of Class B Common

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                      Stock for which the Reporting Person would have
                      voting power would constitute 44.4% of the aggregate voting power of the Issuer.

            (c)(i) The Reporting Person has sole voting power with respect to 32,598,658 shares of Class A Common Stock as follows: (i) 14,763,615 shares of Class A Common Stock and 17,831,861 shares of Class B Common Stock held directly by the Reporting Person and (ii) 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

               (ii) The Reporting Person shares voting power with respect to 16,765,779 shares of Class A Common Stock as follows: (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estee Lauder 1994 Trust, with respect to 8,163,253 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust; (ii) the Reporting Person shares voting power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.; (iii) the Reporting Person shares voting power with respect to 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; and (iv) the Reporting Person shares voting power with respect to 315,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

               (iii) The Reporting Person has sole dispositive power with respect to 12,015,043 shares of Class A Common Stock as follows: (i) 12,011,861 shares of Class B Common Stock held directly by the Reporting Person and (ii) 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

               (iv) The Reporting Person shares dispositive power with respect to 40,099,394 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Accumulation Trusts, with respect to 4,320,434 shares of Class A Common Stock pledged to the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Distribution Trusts, with respect to 2,315,406 shares of Class A Common Stock pledged to the Distribution Trusts; (iii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to 1,697,493 shares of Class A Common Stock pledged to Leonard A. Lauder; (iv) the Reporting Person shares dispositive power with Morgan with respect to 9,180,282 shares of Class A Common Stock and 5,820,000 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (v) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994 Trust, with respect to 8,163,253 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust; (vi) the Reporting Person shares dispositive power with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons


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                      L.P. with (a) Leonard A. Lauder, as an individual
                      general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., (b) Richard
                      D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., and (c) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (vii) the Reporting Person shares dispositive power with respect to 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; and (viii) the Reporting Person shares dispositive power with respect to 315,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,320,434 shares of Class A Common Stock pledged to the Accumulation Trusts. Richard D. Parsons, as trustee of the Distribution Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,315,406 shares of Class A Common Stock pledged to the Distribution Trusts. Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,697,493 shares of Class A Common Stock pledged to Leonard A. Lauder. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 9,180,282 shares of Class A Common Stock and 5,820,000 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,591 shares of Class A Common Stock and the 1,591 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. Leonard A. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,163,253 shares of Class A Common Stock and the 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 261,131 shares of Class A Common Stock owned by The Lauder Foundation. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the



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            right to receive or the power to direct the receipt of
            dividends from, or the proceeds from the sale of the 315,700 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

     ITEM 10. CERTIFICATION

            Not Applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Date: January 29, 1997                /s/ Ronald S. Lauder
           ----------------------         --------------------------
                                            Ronald S. Lauder





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                                  EXHIBIT INDEX
                                  -------------

     Exhibit A         --         List of Parties to the Stockholders'
     Agreement





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